UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Consolidated Financial Statements for the year ended September 30, 2002.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:   December 10, 2002

By

/s/ David M. Hall

Name: David M. Hall

Title: CFO

K:\38769\00001\MST\MST_O20M3

Exhibit 1

Consolidated Financial Statements

Angiotech Pharmaceuticals, Inc.

September 30, 2002 and 2001

AUDITORS’ REPORT

To the Shareholders of

Angiotech Pharmaceuticals, Inc.

We have audited the consolidated balance sheets of Angiotech Pharmaceuticals, Inc. as at September 30, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended September 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended September 30, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

As discussed in note 3 to the financial statements, effective July 1, 2001, the Company retroactively changed its accounting policies for revenue recognition.

Vancouver, Canada,

/s/ Ernst & Young LLP

November 7, 2002.

Chartered Accountants

Angiotech Pharmaceuticals, Inc.

Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of Canadian dollars)

As at September 30

	2002	2001
	$	$

ASSETS
Current
Cash and cash equivalents [note 5]	14,533	3,210
Short-term investments [note 5]	121,817	152,884
Amounts receivable	1,051	180
Prepaid expenses and deposits	519	511
Total current assets	137,920	156,785
Capital assets [note 6]	8,958	1,429
Medical technologies [notes 7 and 9(e)]	4,687	4,489
	151,565	162,703

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	8,898	4,173
Deferred revenue	615	690
Total current liabilities	9,513	4,863

Deferred revenue	103	912
Deferred leasehold inducement [note 8]	2,537	—
Commitments and contingencies [notes 11 and 12]
Shareholders’ equity
Share capital [note 9(b)]	199,607	195,331
Contributed surplus [notes 9(d) and (e)]	74	1,723
Deficit	(60,269)	(40,126)
Total shareholders’ equity	139,412	156,928
	151,565	162,703

See accompanying notes

On behalf of the Board:

/s/ William L. Hunter, MD, MSc

/s/ David Howard

Director

Director

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(expressed in thousands of Canadian dollars except per share information)

Years ended September 30

	2002	2001	2000
	$	$	$
			[Restated - see note 3]
REVENUE
License and research contract fees	7,322	1,123	4,765
Royalty revenue	8	—	—
	7,330	1,123	4,765

EXPENSES
Research and development	16,311	15,114	9,608
General and administration	12,104	7,336	4,357
Amortization	3,141	2,112	1,655
	31,556	24,562	15,620
Operating loss	(24,226)	(23,439)	(10,855)
OTHER INCOME:
Foreign exchange gain [note 4]	629	5,976	3,285
Investment and other income	3,454	9,136	5,925
Total other income	4,083	15,112	9,210
Loss for the year	(20,143)	(8,327)	(1,645)

Deficit, beginning of year	(40,126)	(31,799)	(30,154)
Deficit, end of year	(60,269)	(40,126)	(31,799)

Basic and diluted loss per common share	(1.29)	(0.54)	(0.11)

Weighted average number of common shares outstanding (in thousands)	15,633	15,414	14,332

See accompanying notes

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of Canadian dollars)

Years ended September 30

	2002	2001	2000
	$	$	$
			[Restated - see note 3]
OPERATING ACTIVITIES
Loss for the year	(20,143)	(8,327)	(1,645)
Add items not involving cash:
Amortization of capital assets and medical technologies	3,141	2,112	1,655
Unrealized foreign exchange gain	(676)	(2,475)	(3,167)
Unrealized loss on investments	119	—	—
Loss (gain) on disposal of capital assets	97	—	(2)
Deferred revenue	(884)	(690)	(272)
Net change in non-cash working capital items relating to operations:
Accrued interest on short-term investments	2,934	(1,523)	(4,048)
Amounts receivable	(156)	(124)	39
Prepaid expenses and deposits	(8)	(384)	15
Accounts payable and accrued liabilities	560	1,620	1,307
Cash used in operating activities	(15,016)	(9,791)	(6,118)

INVESTING ACTIVITIES
Purchase of short-term investments	(140,640)	(215,330)	(157,712)
Proceeds from short-term investments	168,265	222,001	33,970
Amortization of bond premium	1,064	629	—
Purchase of capital assets	(6,489)	(644)	(578)
Proceeds on disposal of capital assets	9	—	2
Leasehold inducements received	1,822	—	—
Cost of medical technologies	—	(114)	(720)
Cash provided by (used in) investing activities	24,031	6,542	(125,038)

FINANCING ACTIVITIES
Issuance of common shares - net of issue costs	—	—	128,449
Proceeds from stock options exercised	2,308	2,350	730
Common shares repurchased and cancelled	—	—	(1)
Cash provided by financing activities	2,308	2,350	129,178

Net increase (decrease) in cash and cash equivalents during the year	11,323	(899)	(1,978)
Cash and cash equivalents, beginning of year	3,210	4,109	6,087
Cash and cash equivalents, end of year	14,533	3,210	4,109

Supplemental disclosure
Common shares issued for medical technologies	1,968	—	2,834

See accompanying notes

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

Angiotech Pharmaceuticals, Inc. (the “Company”), was incorporated under the Company Act (British Columbia) on October 12, 1989. The Company is in the business of enhancing the performance of medical devices and biomaterials through the innovative use of therapeutics.

The Company has financed its cash requirements primarily from share issuances, payments from collaborators, license, and research contract arrangements and government grants. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 13. A summary of the significant accounting policies are as follows:

Consolidation

These consolidated financial statements include the accounts of the Company and its four wholly- owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

Use of estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes thereto. Actual results could differ from those estimates.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts, including those of its integrated foreign subsidiaries, into Canadian dollars. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred. Revenue and expense items are translated at the average exchange rate during the year. Foreign exchange gains and losses, both realized and unrealized, are included in the determination of the loss for the year.

Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at the lower of accrued cost and market.

Short-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than three months and less than one year to be short-term investments. Short-term investments are recorded at the lower of accrued cost and market.

Capital assets

Capital assets are recorded at cost less accumulated amortization, related investment tax credits, government grants and specific funding under research contract arrangements. Amortization is provided using the straight-line method over the following terms:

Computer equipment

3 years

Research equipment

5 years

Office furniture and equipment

3 - 5 years

Leasehold improvements

Term of the lease

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Medical technologies

The costs of acquiring medical technologies are capitalized and amortized on a straight-line basis over the remaining estimated useful life of the technologies of approximately five to seven years. Equity instruments issued in exchange for technologies are recorded at their fair value at the date of issuance.

If management subsequently determines that successful development of products to which medical technology costs relate is not reasonably certain, or that deferred medical technology costs exceed recoverable value based on estimated future undiscounted net cash flows, such costs are included in the determination of the loss for the year.

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Revenue recognition

License and research contract fees

Research contract fees and research related grants, which are non-refundable, are recorded as revenue as the related research expenditures are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured. License fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and milestone payments received which require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the estimated period of the ongoing involvement of the Company.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Royalties

Royalty revenue is recognized when the Company has fulfilled the terms, in accordance with the contractual agreement, the Company has no future obligations, the amount of the royalty fee is reasonably determinable and collection is reasonably assured.

Government grants

Government assistance is recorded as a reduction of the related expenditures or capital assets, provided the grants are not repayable.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the project meets Canadian generally accepted accounting criteria for deferral and amortization.

Loss per common share

Loss per common share has been calculated using the weighted average number of common shares outstanding during the year, excluding contingently issuable shares, if any. Diluted loss per common share is equivalent to basic loss per share as the outstanding options and warrants are anti-dilutive.

Stock based compensation

The Company grants stock options to employees, directors, consultants and clinical advisory board members pursuant to a stock option plan described in note 9[c]. No compensation is recognized for these plans when common shares or stock options are issued. Any consideration received on the exercise of stock options or the purchase of stock is credited to share capital.

Deferred leasehold inducement

Leasehold inducements are deferred and amortized to reduce rent expense on a straight line basis over the term of the lease.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Recent pronouncements

The Canadian Institute of Chartered Accountants (“CICA”) issued a new Handbook Section 3062 and the Financial Accounting Standards Board has issued a similar standard (SFAS 142), both entitled Goodwill and Other Intangible Assets. Goodwill and indefinite life intangible assets will not be subject to amortization but instead will be assessed for impairment on at least an annual basis. Intangible assets with a finite life will continue to be amortized over their useful lives. Section 3062 will be effective for the Company’s fiscal year beginning October 1, 2002. The Company does not believe the adoption of Section 3062 will have a material effect on the consolidated financial statements.

Effective October 1, 2002, the Company will adopt the recommendations of the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees and direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets to be measured and recognized using a fair value based method. Awards that an entity has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The standard encourages the use of a fair value based method for all other awards granted to employees, but other methods of accounting for such stock options granted to employees can be used. However, if a method other than the fair value based method is used to account for awards granted to employees, the Company must provide pro forma net loss and loss per share information as if the fair value method had been used. The Company will adopt effective October 1, 2002 the disclosure only provision for stock options granted to employees.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

3. CHANGE IN ACCOUNTING PRINCIPLE

Revenue recognition

Effective July 1, 2001, the Company changed its accounting policy for recognizing license and research contract fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 (“SAB 101”) Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. Upfront fees and payments are deferred and amortized into revenue on a straight-line basis over the estimated period of the ongoing involvement of the Company, as described in note 2. Previously, the Company recognized upfront fees and payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received. This change was applied retroactively with the following effect:

	As originally reported	As restated
	2000	2000
(in thousands of dollars, except per share data)	$	$

License and research contract fees	4,493	4,765
Loss for the year	(1,917)	(1,645)
Basic and diluted loss per common share	(0.13)	(0.11)
Deferred revenue	—	2,292
Accumulated deficit	(29,507)	(31,799)

4. FINANCIAL INSTRUMENTS AND RISK

For certain of the Company’s financial instruments, including cash equivalents, short-term investments, amounts receivable, deposits and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short-term nature.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. Foreign exchange risk arises as the Company’s investments which finance operations are substantially denominated in United States dollars and a significant portion of the Company’s expenses are denominated in Canadian dollars. Interest rate risk arises due to the Company’s investment being in fixed interest securities.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

4. FINANCIAL INSTRUMENTS AND RISK (cont’d.)

For each of the years presented, the Company’s foreign exchange gain comprises unrealized and realized gains (losses) as follows:

	2002	2001	2000
(in thousands of Canadian dollars)	$	$	$

Unrealized foreign exchange gain	676	2,475	3,167
Realized foreign exchange gain (loss)	(47)	3,501	118
Total unrealized and realized foreign exchange gain	629	5,976	3,285

5. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

At September 30, 2002, included in cash and cash equivalents is $9,811,728 (US $6,187,242) denominated in US dollars [2001 - $1,849,893 (US $1,171,560)].

Short-term investments are substantially comprised of investment grade commercial debt with an average fixed interest rate of 2.6% [2001 - 5.7%] and maturities to June 2003 [2001 - June 2002]. Included in short-term investments at September 30, 2002 are investments of $94,247,971 (US $59,432,444) denominated in U.S. dollars [2001 - $122,534,089 (US $77,602,336)].

At September 30, 2002, the fair value of the short-term investments was approximately $121,923,000 [2001 - $152,884,000], based on quoted market prices.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

6. CAPITAL ASSETS

		Accumulated	Net book
	Cost	amortization	value
(in thousands of Canadian dollars)	$	$	$

2002
Computer equipment	1,910	992	918
Research equipment	1,889	1,193	696
Office furniture and equipment	1,284	97	1,187
Leasehold improvements	6,164	7	6,157
	11,247	2,289	8,958

2001
Computer equipment	1,342	790	552
Research equipment	1,792	1,022	770
Office furniture and equipment	442	338	104
Leasehold improvements	58	55	3
	3,634	2,205	1,429

During the year ended September 30, 2002, the Company completed the relocation of its head office and laboratories to a new leasehold facility with a lease commencing on October 1, 2002. Amortization of the leasehold improvements will be recognized over the initial ten year term of the lease.

7. MEDICAL TECHNOLOGIES

	2002	2001
(in thousands of Canadian dollars)	$	$

Medical technologies, cost [note 12]	10,397	7,944
Less: accumulated amortization	(5,710)	(3,455)
	4,687	4,489

8. DEFERRED LEASEHOLD INDUCEMENT

The deferred leasehold inducement is comprised of a tenant improvement allowance and will be amortized to reduce rental expense on a straight line basis over the initial ten year term of the lease commencing in October 2002.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

9. SHARE CAPITAL

[a] Authorized

200,000,000 Common shares without par value

50,000,000 Class I Preference shares without par value

The Class I Preference shares are issuable in Series. The directors may, by resolution, fix the number of shares in a series of Class I Preference shares and create, define and attach special rights and restrictions as required. None of these shares are currently issued and outstanding.

[b] Issued and outstanding

	No. of	Amount
(in thousands of Canadian dollars)	shares	$
Common shares
Balance, September 30, 1999	13,286,720	60,981
Issued for cash pursuant to public offering - net	1,750,000	128,448
Issued for acquisition of certain medical technology	42,500	1,934
Issued upon exercise of common share purchase warrants [note 9(e)]	74,252	900
Issued for cash upon exercise of stock options	104,034	730
Shares repurchased for cash [note 9(d)]	(909)	(12)
Balance, September 30, 2000	15,256,597	192,981
Issued for cash upon exercise of stock options	274,157	2,350
Balance, September 30, 2001	15,530,754	195,331
Issued upon exercise of common share purchase warrants [note 9(e)]	25,064	1,968
Issued for cash upon exercise of stock options	176,049	2,308
Balance, September 30, 2002	15,731,867	199,607

On March 22, 2000, pursuant to a public offering of the common shares of the Company, 1,750,000 common shares were issued at US $53.50 per common share (CDN $78.77 per share) for net proceeds of US $87,241,227 (CDN $128,448,348) (net of offering expenses of US $6,383,773 (CDN $9,399,062).

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

9. SHARE CAPITAL (cont’d.)

[c] Stock options

In 1998, the Company established a Stock Option Plan (“1998 Plan”), whereby options to purchase shares of the Company’s stock may be granted to employees, directors, consultants and clinical advisory board members. The exercise price of the options is determined by the Board but generally will be at least equal to the market price of the common shares at the date of grant and the term may not exceed ten years. Options granted are also subject to certain vesting provisions. During the year ended September 30, 2000, the Company obtained shareholder approval to amend the number of stock options available for granting under the Plan from 1,768,865 common shares to 2,015,521 common shares. On March 6, 2001, the shareholders approved the adoption of the 2001 Stock Option Plan (“2001 Plan”), which supercedes the 1998 Plan and increased the number of stock options available for granting to 3,076,161 common shares of which 267,630 [2001 - 806,848] options are available for issuance pursuant to the 2001 Plan.

Details of the stock option transactions are summarized as follows:

	No. of	Weighted average
	optioned	exercise price
	shares	$

Balance, September 30, 1999	1,042,500	9.81
Granted	613,575	39.18
Exercised	(104,034)	7.01
Forfeited	(9,298)	20.41
Balance, September 30, 2000	1,542,743	21.62
Granted	855,500	61.61
Exercised	(274,157)	8.57
Forfeited	(17,464)	50.97
Balance, September 30, 2001	2,106,622	39.31
Granted	615,800	80.91
Exercised	(176,049)	13.11
Forfeited	(73,780)	64.02
Balance, September 30, 2002	2,472,593	50.80

Of the total options outstanding at September 30, 2002, 42,066 [2001 - 51,566] were granted pursuant to a stock option and a discretionary stock option plan superceded by the 2001 Plan.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

9. SHARE CAPITAL (cont’d.)

The options outstanding are exercisable as follows:

	Options outstanding September 30, 2002			Options exercisable September 30, 2002
Range of Exercise Prices $	Number of common shares Issuable	Remaining contractual life (years)	Weighted average exercise price $	Number of common shares issuable	Weighted average exercise price $

0.25	10,000	3.9	0.25	10,000	0.25
2.75	32,066	3.6	2.75	32,066	2.75
9.00-12.10	411,914	6.1	11.29	393,469	11.27
15.00-17.25	291,183	6.9	16.59	219,350	16.48
45.85-59.35	768,333	8.3	52.71	339,109	55.18
60.38-73.00	448,272	8.2	64.75	212,895	66.53
79.00-85.55	510,825	9.1	85.17	134,041	84.22
	2,472,593	7.8	49.59	1,340,930	39.01

These options expire at various dates from January 31, 2006 to September 17, 2012 and are subject to vesting over a period of two to four years.

During the year ended September 30, 2002, the Company accelerated the vesting of nil [2001 -1,042; 2000 - 46,583] stock options to an immediate vesting from approximately nil years [2001 - 1.7 years; 2000 - 2.5 years].

[d] Shares reacquired

During the year ended September 30, 2000, the Company acquired 909 common shares for cash of $455, which were subsequently cancelled. The excess of the cost of the shares over the amount paid of $11,073 was allocated to contributed surplus.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2002

9. SHARE CAPITAL (cont’d.)

[e] Common share purchase warrants and other

Pursuant to a licensing agreement described in note 12[a], during the year ended September 30, 1999, the Company granted 230,000 common share purchase warrants to acquire 230,000 common shares of the Company expiring November 1, 2003 (30,000 of which were not exercisable until after November 2, 2001 and were cancellable if certain product development milestones were achieved prior to November 2, 2001). In November 2001, the 30,000 warrants vested and the Company recorded as contributed surplus and medical technologies, the increase in the estimated fair value of the 30,000 warrants of $319,000 [2001 - $1,649,000], determined using the Black Scholes pricing model.

In January 2000, the Company issued 74,252 common shares pursuant to the net share settlement provision in respect of 125,000 common share purchase warrants that were exercisable at a price of $8.50 per share and 75,000 common share purchase warrants that were exercisable at a price of $11.62 per share. Upon exercise of the 200,000 common share purchase warrants, the $900,000 previously recorded as contributed surplus representing the fair value of the warrants at the date of grant, was reclassified to share capital.

Pursuant to the terms of a license agreement, the Company is required to pay royalties based on a percentage of its research contract fees. On February 2, 2000, the licensor exercised its right to reduce the royalty rate in exchange for the issuance of 42,500 common shares of the Company. The Company has recorded, as medical technology, the fair value of the common shares of $1,933,750 on the commitment date.

In November 2001, the Company issued 25,064 common shares in net settlement of the 30,000 common share purchase warrants described above. Accordingly, $1,968,000 was transferred from contributed surplus to share capital.

[f] Shareholder rights plan

Pursuant to a shareholders rights plan (the “Plan”) approved February 10, 1999 and amended March 5, 2002, the holder of the right is entitled to acquire, under certain conditions, common shares of the Company at a 50% discount to the market upon a person or group of persons acquiring 20% or more of the common shares of the Company. The rights are not exercisable in the event of a Permitted Bid as defined in the Plan. The Plan is valid until the first shareholders meeting held after March 5, 2005.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

September 30, 2002

10. INCOME TAXES

As at September 30, 2002, the Company has approximately $23,512,000 of loss carryforwards available to apply against future taxable income in Canada ($17,026,000), the United States ($1,661,000) and Switzerland ($4,825,000) and $7,813,000 and $2,363,000 of federal and provincial investment tax credits respectively available for future use in Canada. These losses and investment tax credits expire as follows:

(in thousands of Canadian dollars)	Federal investment tax credits $	Provincial investment tax credits $	Loss carryforwards $

2003	—	—	1,755
2004	—	—	3,192
2005	—	—	3,129
2006	84	—	3,996
2007	240	—	—
2008	900	—	4,954
2009	1,329	54	4,825
2010	1,613	625	—
2011	2,047	828	—
2012	1,600	856	—
2022	—	—	1,661
	7,813	2,363	23,512

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

September 30, 2002

10. INCOME TAXES (cont’d.)

Significant components of the Company’s future tax assets as of September 30 are shown below.

	2002	2001
(in thousands of Canadian dollars)	$	$
Future tax assets:
Book amortization in excess of tax depreciation	1,457	1,463
Loss carryforwards	7,006	6,746
Research and development deductions and credits	18,708	14,858
Other assets	1,734	3,954
Total future tax assets	28,905	27,021
Valuation allowance	(28,786)	(26,512)
Total future tax assets	119	509
Future tax liabilities:
Unrealized foreign exchange gain	(119)	(509)
Total future tax liabilities	(119)	(509)

Net future tax assets	—	—

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization did not meet the requirements of “more likely than not” under the liability method of tax allocation. Accordingly, no future tax assets have been recognized as at September 30, 2002 and 2001.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

September 30, 2002

10. INCOME TAXES (cont’d.)

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 40.87% [2001 - 44.87%; 2000 - 45.62%] statutory tax rate, at September 30 is:

	2002	2001	2000
(in thousands of Canadian dollars)	$	$	$

Income taxes at statutory rates	(8,233)	(3,736)	(750)
Amortization in excess of (less than) capital cost allowance for tax	42	(209)	634
Expenses not deductible for tax	1,359	312	15
Expenses capitalized for tax purposes	2,744	4,770	3,154
Income not recognized for tax purposes	—	(1,823)	(1,334)
Income recognized for tax purposes	3,425	—	—
Non-capital losses generated (used)	2,651	2,223	(474)
Other deductions for tax purposes	(1,988)	(1,537)	(1,245)
	—	—	—

11. COMMITMENTS AND CONTINGENCIES

Lease commitments

The Company has entered into operating lease agreements for office and laboratory space which expire through May 2012, with an option to renew through 2017. Future minimum annual lease payments under these leases are as follows:

(in thousands of Canadian dollars)	$

2003	925
2004	975
2005	1,325
2006	1,325
2007	1,199
Thereafter	6,260
12,009

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

September 30, 2002

11. COMMITMENTS AND CONTINGENCIES (cont’d.)

Rent expense for the year ended September 30, 2002 amounted to $667,759 [2001 - $552,576, 2000 - $484,260].

Other

Pursuant to various license agreements, the Company is responsible for the payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties, and the payment of amounts upon the achievement of certain milestones. In addition, the Company is committed to future research and development expenses related to its clinical trials and research and development programs [note 12].

Contingencies

[a]  The Company may, from time to time, be subject to claims and legal proceedings brought against them in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company.

[b] Oppositions have been filed with respect to a granted European patent that relates to certain products. The Opposition Division found that some of the claims in the patent, which do not recite stent devices, were invalid. The decision of the Opposition Division was appealed to a Board of Appeal of the European Patent Office. The Board of Appeal has remanded the case to the Opposition Division for further consideration of the claims which were granted by the European Patent Office. An adverse decision by the Opposition Division, or subsequently, by the Board of Appeal, could result in revocation of the patent or a narrowing of the scope of protection afforded by the patent. The outcome of this case before the Opposition Division, or subsequently, on appeal, is uncertain at this time.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

September 30, 2002

12. COLLABORATIVE AGREEMENTS

The Company’s most significant agreements are:

[a]   NeoRx Corporation (“NeoRx”)

In December 1998, the Company entered into an exclusive license agreement with NeoRx whereby the Company was granted an exclusive, worldwide license to certain technologies of NeoRx relating to the use of paclitaxel and analogues and derivatives for non-oncological diseases. Pursuant to this license agreement, the Company issued 63,846 common shares and 230,000 common share purchase warrants valued at $1,968,000 [note 9[e]].

[b]  C.R. Bard, Inc. (“Bard”)

In December 1998, the Company and Bard entered into an exclusive, worldwide, license and development agreement (the “Bard License Agreement”) which grants Bard the right to use, manufacture, distribute and sell certain technology of the Company for peripheral perivascular applications in connection with peripheral vascular grafts and AV access grafts. Pursuant to the Bard License Agreement, Bard paid a license fee to the Company and has agreed to make future milestone payments upon achievement of certain critical clinical and commercial development milestones, devote stated amounts for product research, development and marketing and pay royalties on net product sales. The Company is committed to a maximum of $16.5 million (US $11 million) of the joint research and development costs to be incurred by both parties. The payments and commitments of Bard pursuant to the Bard License Agreement, if all milestone payments are made and the other financial commitments are incurred, excluding royalty payments, is approximately $30 million, of which $3.1 million has been received as at September 30, 2002. The agreement may be terminated by the Company if certain milestones are not met or by Bard after the appropriate notice is provided. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

September 30, 2002

12. COLLABORATIVE AGREEMENTS (cont’d.)

[c]  Boston Scientific Corporation (“BSC”) and Cook Incorporated (“Cook”)

In July 1997, the Company, BSC and Cook entered into a licensing agreement and investment agreement (together the “BSC/Cook License Agreement”) which grants each of BSC and Cook a co-exclusive, worldwide right and license to use, manufacture, distribute, and sell certain technology of the Company for endoluminal vascular and gastrointestinal applications on or incorporated in stents and other drug delivery devices.

Pursuant to the BSC/Cook License Agreement, each of BSC and Cook has agreed to reimburse the Company for certain research and development expenses, make future milestone payments upon achievement of certain critical clinical and commercial development milestones, devote stated amounts for product research, development and marketing and pay royalties on net product sales. The payments and commitments pursuant to the BSC/Cook License Agreement, including an equity investment of $5.4 million, if the milestone payments are achieved and the other financial commitments are incurred, excluding royalty payments, is approximately $32 million, of which $10.9 million and the equity investment has been received as at September 30, 2002. The agreement may be terminated by either party if regulatory milestones are not met. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

September 30, 2002

13. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which, as applied in these financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

[a] For reconciliation purposes to U.S. GAAP, the Company has elected to follow the intrinsic value approach of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) in accounting for stock options granted to employees and directors. Under APB 25, as the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized.

[b]  Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options on the earlier of the date at which a performance commitment is reached or the vesting date of the options. For purposes of reconciliation to U.S. GAAP, the Company recorded additional compensation expense of approximately $287,000 [2001 - $449,000; 2000 - $531,000] in respect of options earned by the consultants during fiscal 2002. The fair value of these options was estimated using a Black-Scholes pricing model with the following weighted average assumptions for the years ended September 30, 2002, 2001 and 2000, respectively: risk free interest rates of 4.0%, 4.4% and 5.4%; dividend yields of 0%; volatility factors of the expected market price of the Company’s common stock of 0.50, 0.74 and 1.17; and a weighted average expected life of the options of five years, six years and six years.

[c]  Under U.S. GAAP, the accelerated vesting of stock options granted to employees must be recorded at the intrinsic value of the stock options on the acceleration date less the intrinsic value on the initial grant date, to the extent an employee benefits from the acceleration. Accordingly, the Company has recorded compensation expense in the amount of $ nil [2001 - $49,000; 2000 - $1,767,000].

[d] Under U.S. GAAP, amounts paid for medical technologies used solely in research and development activities and with no alternative future use, would be expensed.

[e]  Under U.S. GAAP, short-term investments are classified as available for sale and carried at market values with unrealized gains or losses reflected as a component of other comprehensive income.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

September 30, 2002

13. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[f] Accounts payable and accrued liabilities comprise:

	2002	2001
(in thousands of Canadian dollars)	$	$

Trade accounts payable	2,532	1,678
Accrued contract research	504	1,428
Employee-related accruals	1,513	576
Other accrued liabilities	4,349	491
	8,898	4,173

[g]  For purposes of Canadian GAAP, the effect of the change in accounting principle described in note 3 is applied retroactively and all prior years have been restated. For purposes of U.S. GAAP, the accounting principle described in note 3 is applied as a cumulative effect adjustment to the fiscal 2001 reported net loss.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

September 30, 2002

13.RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

If U.S. GAAP were followed:

[i] the effect on the Statements of Loss and Deficit would be:

(in thousands of Canadian dollars except per	2002	2001	2000
share information)	$	$	$

Loss for the year, Canadian GAAP	(20,143)	(8,327)	(1,645)
Adjustment to eliminate retroactive change in accounting principle	—	—	(272)
Adjustment for stock based compensation to non-employees [b]	(287)	(449)	(531)
Adjustment for accelerated vesting of stock options [c]	—	(49)	(1,767)
Adjustment for medical technology expense and amortization [d]	2,357	(231)	(1,492)
Loss before cumulative effect of change in accounting principle for the year, U.S. GAAP	(18,073)	(9,056)	(5,707)
Cumulative effect of a change in accounting principle [g]	—	(2,292)	—
Loss for the year, U.S. GAAP	(18,073)	(11,348)	(5,707)
Adjustment for short-term investments, unrealized gain [e]	106	—	—
Comprehensive loss for the year, U.S. GAAP	(17,967)	11,348)	(5,707)

Basic and diluted loss per common share, U.S. GAAP:
Loss before change in accounting principle	(1.16)	(0.59)	(0.40)
Cumulative effect of a change in accounting principle	—	(0.15)	—
Basic and diluted loss per common share, U.S. GAAP	(1.16)	(0.74)	(0.40)

Weighted average number of common shares, U.S. GAAP (in thousands)	15,633	15,414	14,332

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

September 30, 2002

13. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[ii] Balance Sheet items which would vary under U.S. GAAP are as follows:

	2002	2001
(in thousands of Canadian dollars)	$	$

Medical technology	2,555	—
Short-term investments	121,923	152,884

Total assets	149,539	158,214

Contributed surplus	3,255	4,617
Accumulated other comprehensive income	106	—
Deficit	(65,582)	(47,509)

[iii] Statements of Cash Flow items, which would vary are as follows:

	2002	2001	2000
(in thousands of Canadian dollars)	$	$	$

Cash used in operating activities, Canadian GAAP	(15,016)	(9,791)	(6,118)
Adjustment for medical technology expense	—	(114)	(720)
Cash used in operating activities, U.S. GAAP	(15,016)	(9,905)	(6,838)

Cash provided by (used in) investing activities, Canadian GAAP	24,031	6,542	(125,038)
Adjustments for medical technology	—	114	720
Cash provided by (used in) investing activities, U.S. GAAP	24,031	6,656	(124,318)

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

September 30, 2002

13. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standard No. 123 “Accounting for Stock Based Compensation”, for stock options granted to employees and directors under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes pricing model with the following weighted average assumptions for the years ended September 30, 2002, 2001, and 2000, respectively: risk free interest rates of 4.0%, 4.4% and 5.4%; dividend yields of 0%; volatility factors of the expected market price of the Company’s common stock of 0.50, 0.74 and 1.17; and a weighted average expected life of the options of five years, five years and six years.

The Black Scholes pricing model was developed for use in estimating the fair value of trade options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The weighted-average fair value of options granted during the year ended September 30, 2002 was approximately $39 [2001 - $40; 2000 - $33].

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

	2002	2001	2000
(in thousands of Canadian dollars)	$	$	$

Loss for the year, U.S. GAAP	(18,073)	(11,348)	(5,707)
Add: SFAS 123 Expense	(20,769)	(14,487)	(3,736)
Pro forma loss, U.S. GAAP	(38,842)	(25,835)	(9,443)
Pro forma loss per share, U.S. GAAP	(2.48)	(1.68)	(0.66)

Weighted average number of common shares, U.S. GAAP (in thousands)	15,633	15,414	14,332

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

September 30, 2002

14. SEGMENTED INFORMATION

The Company operates in two segments: medical device coatings/implants and therapeutics. Medical device coatings/implants comprise the research and development of drug loaded coatings for medical devices and drug loaded medical implants. Therapeutics comprise the research and development of pharmaceuticals for the treatment of chronic inflammatory diseases such as rheumatoid arthritis and psoriasis.

The Company does not include total assets and capital assets in evaluating segment performance and therefore total assets and capital assets are not allocated between segments. However, the Company evaluates segment performance based on segment profit or loss which includes an allocation of capital asset and medical technology amortization based upon estimated usage during the period. Capital assets and medical technologies are substantially located in Canada with a net book value of $13.6 million.

Also for purposes of evaluating segment performance, general and administration expenses are allocated to the segments based upon estimated usage during the period. The unallocated general and administration expenses and amortization of capital assets are included in non-allocable expenses. Investment and other income and foreign exchange gain is not allocable between segments.

	Years ended September 30
	2002	2001	2000
(in thousands of Canadian dollars)	$	$	$
			[Restated – see note 3]
Revenue (1)
Medical device coatings/implants	7,330	1,123	4,765
Total revenues for reportable segments	7,330	1,123	4,765
Loss for the year
Medical device coatings/implants	(7,110)	(6,313)	(236)
Therapeutics	(10,704)	(14,584)	(9,397)
Total loss for reportable segments	(17,814)	(20,897)	(9,633)

(1)  Revenues are all attributable to the U.S. based on the location of the Company’s collaborators or the location of the licensee.

Angiotech Pharmaceuticals, Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

September 30, 2002

14. SEGMENTED INFORMATION (cont’d.)

Reconciliation of loss for the years ended September 30:

	2002	2001	2000
(in thousands of Canadian dollars)	$	$	$
			[Restated – see note 3]

Total loss for reportable segments	(17,814)	(20,897)	(9,633)
Non-allocable corporate expenses	(6,412)	(2,542)	(1,222)
Total other income	4,083	15,112	9,210
Loss for the year	(20,143)	(8,327)	(1,645)

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted during the year ended September 30, 2002.

16. SUBSEQUENT EVENT

On September 30, 2002 the Company and Cohesion Technologies, Inc. (“Cohesion”), a U.S. public company specializing in the development of biosurgical materials, jointly announced that they have signed a definitive agreement for the Company to acquire Cohesion in an all stock merger transaction. The purchase price is approximately US$42 million (including in the money options and warrants), or US$4.05 per common share of Cohesion, subject to adjustment by a “collar” provision with respect to the trading price of the Company’s shares. The transaction is expected to close during the second quarter of 2003, subject to various regulatory and shareholder approvals and will be accounted for using the purchase method of accounting for business combinations.